United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 22, 2022

Date of Report (Date of earliest event reported)

WESTERN ACQUISITION VENTURES CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41214	86-3720717
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

42 Broadway, 12th Floor New York, New York 10004	10004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 740-0710

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value (the “Common Stock”), and one common stock purchase warrant	WAVSU	The Nasdaq Stock Market LLC
Common Stock included as part of the units	WAVS	The Nasdaq Stock Market LLC
Warrants	WAVSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On November 22, 2022, Western Acquisition Ventures Corp. (“Registrant”) and Cycurion, Inc. (“Cycurion”) issued a joint press release announcing the execution of the Merger Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the joint press release issued on November 22, 2022 by Registrant and Cycurion announcing the execution of the Merger Agreement. Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by Registrant in making presentations to certain existing stockholders of Registrant and other persons with respect to the transactions contemplated by the Merger Agreement (the “Business Combination”).

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, Registrant intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A, including a preliminary proxy statement and a definitive proxy statement. Promptly after filing its definitive proxy statement with the SEC, Registrant will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF REGISTRANT ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT REGISTRANT WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REGISTRANT, CYCURION AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Registrant with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Registrant and its directors and executive officers may be deemed participants in the solicitation of proxies from Registrant’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Registrant will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Registrant’s directors and executive officers and their ownership of Registrant common stock is set forth in Registrant’s prospectus, dated January 11, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Cycurion and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Registrant in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Registrant’s and Cycurion’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against Registrant and Cycurion following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Registrant and Cycurion, certain regulatory approvals, or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Cycurion’s business and/or the ability of the parties to complete the proposed Business Combination; (6) the inability to obtain or maintain the listing of Registrant’s shares of Common Stock on Nasdaq following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Cycurion to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Registrant or Cycurion may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to Cycurion; (13) risks related to the organic and inorganic growth of Cycurion’s business; (14) the amount of redemption requests made by Registrant’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Registrant for its initial public offering dated January 11, 2022 filed with the SEC and the proxy statement on Schedule 14A relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Registrant’s other filings with the SEC. Registrant cautions that the foregoing list of factors is not exclusive. Registrant and Cycurion caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Registrant and Cycurion do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits.

Exhibit No.	Description

99.1*	Press Release dated November 22, 2022
99.2*	Investor Presentation dated November 22, 2022
104	Cover Page Interactive Data File – The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2022

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ William Lischak
Name:	William Lischak
Title:	Chief Financial Officer